Exhibit 99.1
ENCORE ENERGY PARTNERS LP
RATIO OF EARNINGS (LOSS) TO FIXED CHARGES
($ in thousands)

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008
Income (loss) before income taxes	$7,422	$112,224	$(26,850)	$102,506
Adjustments:
Add fixed charges:
Interest expense	2,984	1,767	7,551	5,316
Rental expense attributable to interest	112	78	337	252

Total fixed charges	3,096	1,845	7,888	5,568

Adjusted earnings (loss)	$10,518	$114,069	$(18,962)	$108,074

Ratio of earnings (loss) to fixed charges (a)	3.4	61.8	(2.4)	19.4

(a)	For the nine months ended September 30, 2009, earnings as defined were inadequate to cover fixed charges as defined by $26.9 million.